September 27, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Cash, Accounting Branch Chief
Re:	Gibraltar Industries, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 File No. 0-22462
Dear Mr. Cash:
     We are submitting this letter in response to your letter dated September 16, 2010 addressed to our Senior Vice President and Chief Financial Officer of Gibraltar Industries, Inc. (“Company”). For your convenience the Staff’s comments are set forth in bold italics followed by our responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Note 5. Goodwill and Related Intangible Assets, page 59
1.	In regard to your response to prior comment 1, please confirm that you will provide the additional disclosures we requested in your Form 10-Q for the period ended September 30, 2010 as well as in other future filings, to the extent applicable. In regard to other material and useful information, please confirm that you will discuss the reconciliation of your estimated fair value to your market capitalization and will address the factors that you believe have resulted in your net book value exceeding your market capitalization.
Response
Beginning with the Form 10-Q for the period ending September 30, 2010 as well as in other future filings, to the extent applicable, we will provide the additional disclosures described in prior comment 1. These additional disclosures will include a discussion of the reconciliation of the Company’s estimated fair value to the Company’s market capitalization and will address the factors we believe have resulted in the net book value exceeding market capitalization.
2.	We note your response to prior comment 2 and understand that performing a goodwill impairment analysis requires you to utilize various assumptions and requires considerable judgment. We urge you to continue to carefully consider all relevant facts and circumstances in determining when to test goodwill for impairment and in determining the fair value of your reporting units in the future.
Response
We will continue to carefully consider all relevant facts and circumstances in determining when to test goodwill for impairment and in determining the fair value of our reporting units in the future.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2010
Item 4. Controls and Procedures, page 39
3.	We note the disclosure in the second paragraph under this heading that “[t]here have been no other changes in the Company’s internal control over financial reporting (as defined by Rule 13a-15(f)) that occurred during the period covered by this Quarterly Report on Form 10-Q that have materially affected the Company’s internal control over financial reporting.” Please advise us as to whether implementation of the new enterprise resource planning systems constituted a change in your internal control over financial reporting that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also comply with this comment in future filings by providing an affirmative statement as to whether there were any changes described in Item 308(c) of Regulation S-K.
Response
We considered the implementation of new enterprise resource planning systems to be a change in the Company’s internal control over financial reporting that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Accordingly, we disclosed the implementation of new enterprise resource planning systems in Item 4 of the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010. In future filings, we will explicitly state that any disclosed change in the Company’s internal control over financial reporting has materially affected, or is likely to materially affect, our internal control over financial reporting. In the absence of any such change, we will explicitly state that there were no changes in the Company’s internal control over financial reporting that materially affected, or are likely to materially affect, our internal control over financial reporting.
In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing fully responds to the Staff’s comments. Please contact me if you require additional information.
Respectfully submitted,
/s/ Kenneth W. Smith
Kenneth W. Smith
Senior Vice President and Chief Financial Officer

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